UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Learning Tree International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

522015106

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 522015106	Page 2 of 7 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 673,504
	8.	Shared Voting Power
	9.	Sole Dispositive Power 673,504
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 522015106	Page 3 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 673,504
	8.	Shared Voting Power
	9.	Sole Dispositive Power 673,504
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) HC; OO

13D

CUSIP No. 522015106	Page 4 of 7 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 673,504
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 673,504
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 522015106	Page 5 of 7 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 673,504
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 673,504
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) HC; IN

This Amendment No. 8 to the joint statement on Schedule 13D with respect to the common stock, $0.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Issuer”), filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC, a Delaware limited liability company, and Mill Road Capital II, L.P., a Delaware limited partnership (each of the foregoing filers is referred to herein as a “Reporting Person” and, collectively, as the “Reporting Persons”), as well as other persons reporting on such joint statement, as amended and restated by the Amendment No. 7 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on June 22, 2015 (such filing, as so amended and restated and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Item 4 of the Schedule 13D is amended by inserting the following paragraph after its fourth paragraph:

“On September 10, 2015, the Management Company sent the letter attached hereto as Exhibit 6 to the Issuer’s board of directors, indicating its interest in consummating a going private transaction at a purchase price of $1.80 per share.”

2. Item 7 of the Schedule 13D is amended by adding the following paragraph at its end:

“Exhibit 6	Letter from Mill Road Capital Management LLC to the Board of Directors of Learning Tree International, Inc. dated September 10, 2015.”

3. Except as amended hereby, the Schedule 13D remains in full force and effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 11, 2015

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Thomas E. Lynch
Thomas E. Lynch

SCOTT P. SCHARFMAN

By:	/s/ Thomas E. Lynch
Thomas E. Lynch, attorney-in-fact